Exhibit 1.01

Conflict Minerals Report of American Eagle Outfitters, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of American Eagle Outfitters, Inc. (“The Company”) for calendar year 2016 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). The intent of this Conflict Minerals Report (“CMR”) is to describe the Company’s due diligence process following Rule 13p-1 requirements.

1.	Design of Due Diligence Measures

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements. The Company engaged Source Intelligence (“SI”), a third-party information management service provider, to design and implement the diligence activities regarding our minerals supply chain.

2.	Due Diligence Measures Implemented

The Company took the following Due Diligence measures:

Adopt a conflict minerals policy

The Company’s conflict minerals policy is publicly available at http://betterworld.ae.com. It states:

POLICY ON CONFLICT MINERALS LAW COMPLIANCE

I. SCOPE

This policy applies to all American Eagle Outfitters, Inc. (“AEO”) suppliers of branded and co-branded products.

II. BACKGROUND

AEO is committed to ensuring that metals and other minerals contained in its branded and co-branded products are obtained, produced and used in an environmentally and socially responsible manner.

Under the “conflict minerals” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, AEO is required to conduct due diligence regarding its use of four metals: gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten) (collectively, the “Conflict Minerals”) and whether those Conflict Minerals originated in the Democratic Republic of Congo or adjoining countries1 (collectively, the “Covered Countries.”) The goal of these regulations is to end the violent conflict in the region, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the Covered Countries. As a publicly traded company, AEO is required to request certain information from its suppliers and report on its inquiries and due diligence to the U.S. Securities and Exchange Commission.

[1]	Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia

III. POLICY

Each AEO Supplier will be required to provide information each year regarding the origin of any Conflict Minerals that are necessary to the functionality or production of AEO products. This inquiry should be reasonably designed to determine whether any such minerals originated in the Covered Countries or are from recycled or scrap sources. The required information will be collected by AEO via a survey, which will be facilitated by a third party company.

Verification efforts will be led by AEO and/or a designated third party company who will also be available to assist suppliers in their efforts to ensure that AEO products are Conflict Minerals free.

AEO does not ban the use of minerals that originate in the Covered Countries. However, suppliers must be able to show proof that the minerals can be traced back to registered conflict-free smelters.

In the event that our suppliers have a reason to believe that Conflict Minerals used in AEO products may have originated in the Covered Countries, we will assist in performing due diligence on our supply chain in a manner consistent with the guidance issued by the Organization for Economic Cooperation and Development (“OECD”) to ensure that they are Conflict Minerals free. For more information on the OECD guidelines, please visit http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

Assemble an internal team to support supply chain due diligence

The management of our Conflict Minerals policy lies within our Responsible Sourcing department, which reports into our External Engagement & Social Responsibility and Production departments. The Responsible Sourcing team worked closely with SI to design and implement the diligence activities surrounding our minerals supply chain. Additional oversight and input was provided by our Conflict Minerals cross-functional team, which includes representatives from Finance, Legal, Internal Audit, and Corporate Social Responsibility departments.

Establish a system of controls and transparency over the mineral supply chain

To provide transparency within the Company’s mineral supply chains and to facilitate communication of policies and expectations, the Company engaged SI to complement internal management processes. SI’s online system is used to identify suppliers in our mineral supply chains and the relationships between them, collect, store and review information on 3TG mineral sourcing practices, track information on smelters and refiners (“SORs”), and flag risks based on SOR sourcing practices. This system utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) for data collection. This system is designed to allow collection and housing of data on supply chain circumstances, which can be updated to reflect changing realities within the supply chain, such as new customer-supplier relationships, new products, etc.

SI helped us to engage with our manufacturing suppliers as part of its Conflict Minerals management system. Engagement consisted of multiple communication outreaches to educate suppliers on our expectations for sourcing and Conflict Minerals policy, and the SEC Rule 13p-1 rule requirements.

Supplier engagement followed these steps:

1)	Tier 1 apparel and non-apparel suppliers answered scoping questions for each individual AEO style that was imported into the United States. Suppliers were asked whether the style in question contained 3TG. The suppliers then:
○	A.) Responded that the style did not contain 3TG;
○	B.) Responded that the style did contain 3TG;
○	C.) Responded that they were not sure if the style contained 3TG; or
○	D.) Failed to provide a satisfactory response.
2)	Suppliers that fell into categories B.), C.), or D.) were sent to Source Intelligence, along with the applicable style information, for future engagement.
3)	An additional 15 Tier I suppliers for whom product-level scoping by AEO was not performed were also sent to Source Intelligence and were requested to answer scoping questions at that time.
4)	Introduction emails were sent to applicable Tier I suppliers by Source Intelligence describing the compliance requirements and requesting additional product-level conflict minerals information.
5)	After initial introductions to the program and information requests, additional follow-up emails were sent to each non-responsive supplier requesting survey completion.
6)	Suppliers who remained non-responsive to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the request.

Suppliers were provided various avenues to obtain additional information and guidance regarding our Conflict Minerals compliance program, including an online supplier education portal and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing the information request. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG minerals, as well as the origin of those materials. Additional supplier outreach was conducted to address issues including implausible statements regarding no presence of 3TG minerals, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

A total of 78 suppliers were identified through the filtering procedures described above as being in-scope for conflict mineral regulatory purposes and were contacted by Source Intelligence as part of the “reasonable country of origin inquiry” (“RCOI”) process. The survey response rate among these suppliers was 81%. Of these responding suppliers, 11% responded yes as to having one or more of the 3TG minerals as necessary to the functionality or production of the products they supply to the Company. The Company has not received sufficient additional information from the responding suppliers to determine the origin of all of their 3TG minerals. We will continue our due diligence efforts in this regard.

Engage with SORs to obtain mine of origin and transit routes and assess whether SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas

SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict Free Smelter Initiative (“CFSI”) Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association (“LMBA”) Good Delivery Program and the Responsible Jewelry Council (“RJC”) Chain-of-Custody Certification. Suppliers and products associated with certified SORs were assumed to be meeting the OECD Guidance due diligence standards and responsibly sourcing their materials.

Set forth below is the list of SORs identified in our supply chain so far, their conflict-free status and their country of origin:

SOR / Facility Name	Conflict-Free Status[2]	Countries of Origin
Gold
Gold Refinery of Zijin Mining Group Co., Ltd	LBMA, CFSP	Australia, Bolivia, Brazil, Canada, China, Indonesia, Japan, Kyrgyzstan, Malaysia, Mongolia, Mozambique, Papua New Guinea, Peru, Poland, Russian Federation, Tajikistan
Hunan Chenzhou Mining Co., Ltd.	N/A	Australia, Canada, China, Mozambique
Jiangxi Copper Company Limited	LBMA, CFSP	Chile, China, Japan, Rwanda, United States
Lingbao Gold Company Ltd.	N/A	China
Luoyang Zijin Yinhui Metal Smelt Co Ltd	N/A	China
Metalor Technologies SA	LBMA, RJC, CFSP	Canada, China, Indonesia, Sweden, United Kingdom, United States
Sichuan Tianze Precious Metals Co., Ltd.	LBMA, CFSP	No known country of origin.
The Refinery of Shandong Gold Mining Co., Ltd.	LBMA, CFSP	China, Peru
Tin
Chenzhou Yunxiang Mining and Metallurgy Company Limited	CFSP	China
China Tin Group Co., Ltd.	CFSP	China, DRC- Congo (Kinshasa), Indonesia, Mexico, Russian Federation
CNMC (Guangxi) PGMA Co. Ltd.	N/A	Bolivia, Brazil, China, Indonesia, Malaysia, Peru, Thailand
Gejiu Non-Ferrous Metal Processing Co., Ltd.	CFSP	Australia, Bolivia, Brazil, China, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Thailand, Vietnam

[2]	Conflict free certification information is current as of April 6, 2017

Huichang Jinshunda Tin Co. Ltd	N/A	China
Jiangxi Ketai Advanced Material Co., Ltd.	CFSP	Australia, Bolivia, Brazil, Burundi, China, Indonesia, Laos, Malaysia, Mexico, Mongolia, Myanmar, Niger, Nigeria, Peru, Portugal, Thailand, Vietnam
PT Timah (Persero) Tbk Mentok	CFSP	Australia, Bolivia, Brazil, China, DRC- Congo (Kinshasa), Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Thailand, Vietnam
Yunnan Tin Group (Holding) Company Limited	CFSP	Australia, Bolivia, Brazil, China, Indonesia, Malaysia, Myanmar, Peru

Report findings to senior management

All supply chain assessment findings are reported to AEO’s Executive Vice President, Chief Operating Officer with details on all remediation steps taken by the associated supplier of the Company.

Devise and adopt a risk management plan

In addition to the system of controls previously described in this report, we have put in place several procedures to help mitigate the risk of Conflict Minerals entering our supply chain. First, our Conflict Minerals policy is listed in our Corporate Vendor Manual, which our suppliers agree to adhere to when they sign our master purchase agreement. The master purchase agreement is required of each supplier before any production can begin. The Corporate Vendor Manual is available to our suppliers through our Tradestone sourcing system and is updated on a semi-annual basis.

Our suppliers are further reminded of this policy through emails from the Company and through the suppliers’ interaction with SI.

In the event that 3TG minerals used in AEO products have been sourced in the DRC or surrounding areas, we work with the supplier to ensure that the minerals are sourced from registered conflict free smelters or are eliminated from use.

Lastly, in 2016 we requested in-scope suppliers to report on their use of 3TG minerals in every applicable AEO style that was imported into the United States.

3.	Steps to Improve Due Diligence

The Company will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures:

•	Increase the response rate for its RCOI process;
•	Continue our product-level scoping work;
•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion;
•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program; and
•	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program.

4.	Product Determination

Based upon its RCOI and due diligence efforts, the Company has been unable to determine the origin of all of the 3TG minerals used in its products.